Exhibit 5.2

ERISA QUALIFICATION UNDERTAKING

Pursuant to Paragraph (b) of Item 8 of Form S-8, the Registrant hereby undertakes that it will submit or has submitted the Allied Irish Bank Capital Accumulation Retirement Plan and Trust and any amendments thereto to the Internal Revenue Service in a timely manner and has made or will make all changes required by the Internal Revenue Service in order to qualify such plan.